Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 FEB 12 AM 7:21

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	12 February, 2003
SUBJECT:	TAKEOVER OFFER FOR GOODMAN FIELDER LIMITED: GOODMAN FIELDER DIVIDEND
No of Pages:	2 pages (including cover sheet)

SUPPL

Please see attached copy of an announcement released to the Australian Stock Exchange today.

03003802

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

12 February 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

TAKEOVER OFFER FOR GOODMAN FIELDER LIMITED: GOODMAN FIELDER DIVIDEND

Burns, Philp & Company Limited (**Burns Philp**) refers to the takeover bid by its wholly owned subsidiary BPC1 Pty Limited (**BPC1**), for all the Goodman Fielder Ltd (**Goodman Fielder**) ordinary shares, at $1.85 per share (the **Offer**), and the Bidder's Statement for the Offer dated 19 December 2002.

Goodman Fielder has today announced a final dividend of 3.5 cents per share on ordinary shares with a books closing date of 21 February 2003, payable on 14 March 2003. The dividend payment will be 50 per cent franked.

Burns Philp advises that the Goodman Fielder dividend payment will have the following consequences with respect to the Offer:

1. The effective Offer price will be reduced by the amount of the dividend (3.5 cents) to $1.815 per share. This reduction will affect all Goodman Fielder shareholders.

   Burns Philp will not reduce the Offer price by the value of the franking credit on the dividend.

2. The shares issued under the Goodman Fielder Dividend Reinvestment Plan will not fall within the bid class securities pursuant to clause 9.1(d) of the Bidder's Statement. However, Burns Philp has advised Goodman Fielder that if Goodman Fielder provides its consent to the application, Burns Philp will apply to ASIC to modify the terms of the Offer so that it will extend to shares issued pursuant to the Dividend Reinvestment Plan.

3. Burns Philp will not rely on the issue of shares under the Dividend Reinvestment Plan as a breach of the defeating condition in its Offer.

Yours sincerely

HELEN GOLDING
Company Secretary

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES